

March 9, 2015

<u>Via E-mail</u>
Mr. Jeffrey S. Cosman
Chief Executive Officer and Director
Brooklyn Cheesecake & Desserts Company, Inc.
12540 Broadwell Road, Suite 1203
Milton, GA 30004

> **Re:** **Brooklyn Cheesecake & Desserts Company, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed December 9, 2014**
> **File No. 1-13984**

Dear Mr. Cosman:

We have completed our review of the filing and related filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information that the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief